AUSTIN GOLD CORP.
(the "Company")

REPORT ON VOTING RESULTS
(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General Meeting of Shareholders of the Company held on Wednesday, May 6, 2026 (the "Meeting"). All matters placed before shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTE OUTCOME
FOR
1. To fix the number of Directors at five (5).	7,128,738 (99.39%)	Carried
2. Election of Directors:	FOR
Dennis Higgs	5,527,059* (99.43%)	Carried
Tom Yip	5,517,173* (99.25%)	Carried
Barbara Filas	5,524,568* (99.39%)	Carried
Guillermo Lozano-Chavez	5,516,469* (99.24%)	Carried
Sandra MacKay	5,516,469* (99.24%)	Carried
FOR
3. Appointment of Auditors: Appointment of Manning Elliott LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	7,098,471 (98.97%)	Carried

* Excludes broker discretionary votes.

DATED at Vancouver, British Columbia, this 6th day of May 2026.

/s/ Grant Bond

Grant Bond

Chief Financial Officer and Corporate Secretary